UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 1)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

NEW YORK & COMPANY, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

649295102

 (CUSIP Number of Class Of Securities (Underlying Common Stock))

SHEAMUS TOAL

 Executive Vice President and Chief Financial Officer

New York & Company, Inc.

450 West 33rd Street, 5th Floor

New York, NY 10001

(212) 884-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Filing Person)

COPY TO:

CHRISTIAN O. NAGLER &

JASON K. ZACHARY

Kirkland & Ellis LLP

159 East 53rd Street

New York, NY 10022-4611

(212) 446-4800

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE*
$983,199	$54.86

*

Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 695,335 shares of common stock of New York & Company, Inc. having an aggregate value of $983,199 as of May 26, 2009, will be surrendered and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on a Black-Scholes valuation model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $0.00005580 per $1 million dollars of the value of the transaction.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54.86	Filing party:	New York & Company, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	June 1, 2009

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1

☒  issuer tender offer subject to Rule 13e-4

☐  going private transaction subject to Rule 13e-3

☐  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 1, 2009, relating to an offer by New York & Company, Inc., a Delaware corporation (“the Company”), to exchange certain outstanding options to purchase common stock for replacement options to purchase common stock, on the terms and subject to the conditions described in the Offer, dated June 1, 2009.

The information in the Offer which was previously filed with the Schedule TO on June 1, 2009, is hereby amended and supplemented to the extent specifically provided herein.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(ix) Initial Reminder Communication to Eligible New York & Company Associates.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEW YORK & COMPANY, INC.

Date: June 17, 2009	By:	/s/ Sheamus Toal
Sheamus Toal
Executive Vice President and
Chief Financial Officer

INDEX TO EXHIBITS

(a)(1)(i)**	Offering Memorandum relating to our Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock, dated June 1, 2009.

(a)(1)(ii)**	New York & Company, Inc. Stock Option Exchange Program Election Form.

(a)(1)(iii)**	Communication to Eligible New York & Company Associates Announcing the Opening of the Stock Option Exchange Program, to be delivered via e-mail on June 1, 2009.

(a)(1)(iv)**	Communication to Eligible New York & Company Associates from the Chief Executive Officer, dated June 1, 2009.

(a)(1)(v)**	Highlights of the New York & Company Stock Option Exchange Program.

(a)(1)(vi)**	Reminder Communication to Eligible New York & Company Associates.

(a)(1)(vii)**	New York & Company, Inc. Stock Option Exchange Program Election Confirmation Form.

(a)(1)(viii)	New York & Company, Inc. Annual Report on Form 10-K for the period ended January 31, 2009, filed with the Securities and Exchange Commission on April 7, 2009 is hereby incorporated by reference.

(a)(1)(ix)*	Initial Reminder Communication to Eligible New York & Company Associates.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)

Definitive Proxy Statement on Schedule 14A for New York & Company, Inc.’s 2009 Annual Meeting of Stockholders to be held on June 29, 2009, filed with the Securities and Exchange Commission on May 15, 2009, is hereby incorporated by reference.

(a)(5)(ii)**	Consent of Independent Registered Public Accounting Firm.

(b)	Not applicable.

(d)(1)

The New York & Company, Inc. Amended and Restated 2002 Stock Option Plan and the 2006 Long-Term Incentive Plan, are hereby incorporated by reference to the New York & Company, Inc. Registration Statement on Form S-8 as filed with the Securities and Exchange Commission on October 4, 2006.

(g)	Not applicable.

(h)	Not applicable.

*	Filed electronically herewith
**	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed by the Company on June 1, 2009.